JHPI Journey James Hardie Philippines Exhibit 99.4

James Hardie Philippines JHPI Journey 5 June 2014
Outline
• Evolution of JHPI (James Hardie Philippines Inc)
• FY14 Business Highlights
• Philippine Overview
• Market Overview
• JHPI Current Position
• JHPI 5-Year Strategies

James Hardie
HARDIFLEX
Durability you can count on!

James Hardie Philippines JHPI Journey 5 June 2014
Evolution of JHPI
1995 2000
Entry to the
Philippines
1998
Inaugurated
PH plant
Penetrated home
improvement ceilings
market
2010
Today
Established
channel presence
Commenced primary
demand to grow market
Penetrated opportunity
market in High-rise &
Commercial
Launch of
differentiated
products
Started design
change with
thought leaders
Advertising
focused on the
“worry-free”
brand essence

LAND AREA

GROWTH

PHILIPPINE GDP GROWTH RATE
RAPPLER.COM
4.6%
3.2%
3.0%
3.8%
6.5%
6.3%
7.3%
7.1%
7.7%
7.6%
6.9%
6.5%
Q1 2011
Q2
Q3
Q4
Q1 2012
Q2
Q3
Q4
Q1 2013
Q2
Q3
Q4

GDP PER CAPITA

1000
500
PILIPINAS 100
PILIPINAS 20

GDP COMPOSITION

CLIMATE

James Hardie Philippines JHPI Journey 5 June 2014
7,107 islands
300,000 sq.km.
land area
92.3M est. as of Mar. 20, 2012 (NSCB)
LIFE EXPECTANCY
71.94 years (‘12 est.)
MEDIAN AGE
23.1 years (‘12 est.)
7.2% annual growth in 2013 with 11.1%
from the construction sector
US$4,100
Services (55.7%), Industry (31.5%),
Agriculture (12.8%)
Tropical Marine
NE Monsoon (Nov. – Apr.)
SW Monsoon (May – Oct.)
POPULATION
Philippine Overview

James Hardie Philippines JHPI Journey 6 June 2014
Market Overview
Smaller cut sizes of lots and
proliferation for second storey in
mass housing an increasing trend
Urban living continuing to increase
in highly urbanized areas
concentrated around BPO
(Business Process Outsourcing)
locations
Increase in custom built homes and
leisure homes
Design shift from Mediterranean,
American designs to more
contemporary look
3.6M housing backlog
Home Improvement
Commercial & High-rise
Mass housing

James Hardie Philippines JHPI Journey 6 June 2014 Current Position JHPI sales steady growth Home Improvement Mass Housing Commercial High-rise Residential

James Hardie Philippines JHPI Journey 6 June 2014
Key Strategies
Drive brand to grow home improvement market.
Aggressively grow primary demand for our products in targeted market segments.
Grow our overall market position while defending our share in existing market segments.
Introduce differentiated products to deliver a sustainable competitive advantage.
Work with architects, developers and builders to create buildings that offer superior livability to that of masonry – “HardieAdvantage”!

Piece by Piece?
Or Peace of Mind.
HardieFlex
James Hardie Philippines
58,224
LOOK HOME
Philippines
IF THESE WALLS COULD TALK.
Design Spotlight
PALIT
PALIT
PALIT
PLYWOOD
PANGMATAGALAN
HardieFlex
Property
On its 125th year, James Hardie withstands the test of time
D. BANDOJA
HARDWARE & CONSTRUCTION SUPPLY
AJ EXPRESS
HARDWARE & CONSTRUCTION SUPPLY
JamesHardie

JamesHardie
Living without compromise

James Hardie Philippines JHPI Journey 5 June 2014 Drive brand to grow home improvement market Focus on in-market activities Brand footprint expansion Increase brand affinity

James Hardie Philippines JHPI Journey 5 June 2014
Aggressively grow primary demand for our products in
targeted market segments
Drive composite design
Drive regional-specific design and building change
Consistent delivery of value add-ons to developers

EMILIA PRO PROJECT CONSTRUCTION SUPPLY
HardieFlex

D. BANDOJA
HARDWARE & CONSTRUCTION SUPPLY
HardieFlex

JamesHardie
HardieFlex

James Hardie Philippines JHPI Journey 5 June 2014
Grow our overall market position while defending our share
in existing market segments
Detailed field management
Building supply chain capability to provide competitive advantage
Effective category management

James Hardie Philippines JHPI Journey 5 June 2014
Introduce differentiated products to deliver a sustainable
competitive advantage
Entering new market segments
Proactive response to shifts in the market
Standardized solutions from design challenges

James Hardie Philippines JHPI Journey 5 June 2014
Work with architects, developers & builders to create buildings that offer superior livability to that of masonry – “HardieAdvantage”!
Accelerate design change with thought leaders
Drive to framed construction
Develop JH ecosystem to gain competitive advantage

ADVANCED BUILDING COMPOSITES
LOOKHOME
ACCEL
HIGHLY CAPABLE SALES CONSULTANTS

James Hardie Philippines JHPI Journey 5 June 2014 Home Improvement Commercial Mass Housing ECOSYSTEM High-rise Residential

END.